Stradley Ronon Stevens & Young, LLP
2005 Market Street, Suite 2600
Philadelphia, PA  19103-7098
Telephone:  (215) 564-8000
Fax:  (215) 564-8120

December 28, 2010

Via E-mail to lhatch@sec.gov and EDGAR Transmission
Laura Hatch
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:           Jacob Funds Inc.
Registration Statement on Form N-1A (File No: 333-82865)

Dear Ms. Hatch:

On behalf of Jacob Funds Inc. (the “Registrant”), this letter responds to each of the comments you orally conveyed to us on December 8, 2010 with respect to the Registrant’s registration statement on Form N-1A filed on October 29, 2010 pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the “1933 Act”).

For your convenience, we have summarized each of your comments in bold, in the order that you provided them, and have set forth the Registrant’s response immediately below each comment.  The revisions indicated below will be included in the Registrant’s subsequent filing under Rule 485(b) of the 1933 Act.

Specific comments to the Jacob Wisdom Fund

1.
Comment – With respect to the Jacob Wisdom Fund prospectus dated January 8, 2010, which contained financial statement information that became stale on September 30, 2010, please provide the staff with information regarding the shares of the fund sold during the stale period, whether the Fund is making a rescission offer, whether the amount of shares sold is material to the Fund, whether and to what extent the Fund is exposed to risks of claims or liability, explain what steps have been taken to address the apparent control problem, and confirm whether the Fund needs to make any amendments to its N-CSR certifications regarding the financial statements.

Response – Since September 30, 2010, the Wisdom Fund sold $1,470 of shares, all of which were sold to pre-existing investors.  Each of the investors received a Jacob Wisdom Fund Annual Report dated May 31, 2010 with audited financial statements as of that date, as well as a Jacob Wisdom Fund Annual Report dated August 31, 2010 with audited financial statements as of that date (the Fund’s new fiscal year end).  The Fund’s advisor has determined not to offer to rescind these purchases, as the dollar amount and involved and the circumstances do not reflect a material potential liability to the Fund.  For the same reason, the Fund’s advisor does not believe there is a need for any party to indemnify the Fund and its shareholders for any potential liability associated with the sales.  The Management of the Registrant has developed updated compliance procedures focused on ensuring that proper regulatory filings are made for the Funds in a timely manner, which procedures involve the Registrant’s adviser, chief compliance officer and service providers.  The Registrant’s executive officers do not believe that any modifications to their N-CSR certifications are warranted, as the financial statements are accurate and not affected by this matter (by liabilities or otherwise).  Finally the matter is being handled under the supervision and review of the Board of Directors.

Laura Hatch
U.S. Securities and Exchange Commission
December 28, 2010

General comments to Form N-1A

2.	Comment – Please move the Notice of Privacy Policy to after the Fund Summary or to the end of the Prospectus.

Response – The requested revision has been made.

3.	Comment – Please delete the first footnote to the fee table concerning redemption fees.

Response – The requested revision has been made.

4.
Comment – Please ensure that the termination date of each Fund’s Fee Waiver Agreement is at least one year from the effective date of the prospectus, and that any recoupment is determined by the fee waiver limit at the time waived.

Response – The Fee Waiver Agreement for each Fund is effective for more than one year from the effective date of the prospectus through at least: January 2, 2012 for the Internet Fund; February 17, 2012 for the Wisdom Fund and January 31, 2010 for the Small Cap Growth Fund.  Any recoupment of fees previously waived is limited by the fee waiver agreement that was in place for the Fund at the time the fees were waived.  The disclosure has been clarified in this regard.

5.	Comment – For the Internet Fund and Small Cap Growth Fund, please include emerging markets risk as a related risk if appropriate.

Response – The requested revision has been made for both the Internet Fund and the Small Cap Growth Fund.

6.	Comment – Under Performance Information, only include the disclosure regarding return after taxes on distributions if applicable.

Response – The relevant sentence under Performance Information for the Internet Fund has been retained, because the return after taxes on distributions and sale of fund shares is higher than the return before taxes for reasons outlined in the disclosure.  Performance information for the Wisdom Fund and Small Cap Growth Fund is not available because the Adviser has managed each Fund for less than one calendar year.

7.	Comment – Under Redemption of Fund Shares, please delete “and accepts” relating to the processing of redemption requests.

Response – References to requests being received and accepted have been replaced with references to requests in “good order.” “Good order” is defined in the prospectus under Receipt of Orders.

Laura Hatch
U.S. Securities and Exchange Commission
December 28, 2010

Specific comments to the Small Cap Growth Fund prospectus

8.	Comment – Please state the current capitalization range of the Russell 2000® Growth Index.

Response – The following requested disclosure has been added under Principal Investment Strategies:

“As of November 30, 2010, the market capitalization range of the Russell 2000® Growth Index was approximately $24 million to $3.7 billion.”

9.	Comment – Please explain in the fund summary what is meant by aggressive growth style.

Response – The following requested disclosure has been added under Principal Investment Strategies:

“The Adviser believes that investments in small capitalization companies can have greater earnings and sales growth potential than larger capitalized companies and can offer substantial opportunities for long-term growth of capital.  The Adviser’s overall stock selections are based on its qualitative and quantitative assessment of a company’s fundamental prospects and whether it has an above-average potential for long-term growth of capital.  “

10.	Comment – Please revise Performance Information to comply with Item 4(b)(2) and Instruction 11 of Item 27(b)(7) and explain that there is a new investment adviser.

Response –The Registrant has revised the following disclosure under Performance Information for the Small Cap Growth Fund:

“Performance information gives some indication of the risks of an investment in the Fund by comparing the Fund’s performance with a broad measure of market performance.  Performance information is not available because the Adviser has managed the Fund for less than one calendar year as of the date of this prospectus.  In the future, the Fund will disclose performance information in a bar chart and performance table.”

11.	Comment – Consider including portfolio turnover risk as a principal risk based on the information provided in the strategy section.

Response – The Registrant believes that portfolio turnover risk is not a principal risk of the Funds.  While the Fund may employ rapid trading strategies to capture incremental increases in the prices of securities, to protect against downside risk and to enhance the Fund’s return, the Fund generally seeks to purchase securities as long-term investments.  As such, the Registrant believes that the disclosure under Portfolio Turnover that describes how transaction costs may affect each Fund’s performance is sufficient.  Also, the relatively high

Additional specific comments to the Jacob Wisdom Fund prospectus

12.	Comment – Please revise Performance Information to comply with Item 4(b)(2) and Instruction 11 of Item 27(b)(7) and explain that there is a new investment adviser.

Laura Hatch
U.S. Securities and Exchange Commission
December 28, 2010

Response – Please note that the Registrant intends to update the registration statement by December 29, 2010, but also to amend the resulting prospectus on January 2, 2010 to include 2010 calendar year performance information, consistent with the Registrant’s past practice.  For the Wisdom Fund, the performance section includes the following disclosure:

“Performance information gives some indication of the risks of an investment in the Fund by comparing the Fund’s performance with a broad measure of market performance.  Performance information is not presented because the Adviser has managed the Fund and its predecessor for less than one calendar year as of the date of this prospectus.*  In the future, the Fund will disclose performance information in a bar chart and performance table.

*On December 1, 2009, the Adviser took over management of the Fund's predecessor, the Wisdom Fund, prior to the Wisdom Fund's reorganization into the Jacob Wisdom Fund on February 18, 2010.

Please note that the Fund intends to file an amended Prospectus dated January 2, 2011 containing 2010 performance information, and performance information from December 1, 2009, when the Advisor commenced managing the predecessor fund.”

13.	Comment – In the introduction to the Financial Highlights, please provide disclosure pertaining to the audit of the financial statements for the fiscal year ended May 31, 2010.

Response – The requested revision has been made.

Specific comment to the Statement of Additional Information

14.	Comment – Please provide the board leadership and risk governance disclosure for review.

Response – The requested disclosure has been provided in the attached Appendix.

In connection with the Registrants’ responses to the SEC Staff’s comments on Form N-1A, as requested by the Staff, the Registrants acknowledge that:  (i) the Registrants are responsible for the adequacy of the disclosure in the Registrants’ filings; (ii) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filings; and (iii) the Registrants may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

We believe that the foregoing responses on behalf of the Registrant reasonably address your comments and concerns. Please telephone me at (215) 564-8198 if you have any questions or wish to

Laura Hatch
U.S. Securities and Exchange Commission
December 28, 2010

discuss any of the responses.

Very truly yours,

/s/ Michael P. O’Hare
Michael P. O’Hare

cc: Ryan I. Jacob
      Board of Directors
      Leah E. Kraft

Laura Hatch
U.S. Securities and Exchange Commission
December 28, 2010

Appendix

1.	MANAGEMENT OF THE FUNDS

The Company’s Board of Directors is responsible for the overall management and supervision of the Funds.  Like most mutual funds, the day-to-day management and operation of the Funds is performed by various service providers, such as an investment adviser, administrator, transfer agent, distributor and custodians.  The Board is responsible for selecting these service providers, approving the terms of their contracts regarding the Funds, and exercising general service provider oversight. The Board employs Jacob Asset Management of New York LLC (the “Adviser”) as the investment adviser for the Funds.  The Adviser supervises all aspects of the Funds’ operations and provides investment advice and portfolio management services to the Funds.  Subject to the Board’s supervision, the Adviser makes all of the day-to-day investment decisions, arranges for the execution of portfolio transactions and generally manages the portfolio investments.  The Board has appointed employees of certain of these service providers as officers of the Company, with responsibility for supervising actively the day-to-day operations and reporting to the Board regarding operations.  The Board has also appointed a Chief Compliance Officer who administers the Company’s compliance program and regularly reports to the Board on compliance matters.  The role of the Board and any individual Director is one of oversight and not of active management of the day-to-day operations or affairs of the Company.

The Board is currently composed of three Independent Directors and one Director who is affiliated with the Adviser, Mr. Jacob.  The Board has appointed Mr. Jacob, the founder of the Adviser and the Company, to serve in the role of Chairman.  The Directors and officers of the Company and their principal occupations during the past five years are set forth below.  Their titles may have varied during this period.

Name, Address and Age	Position(s) Held with the Company	Term of Office & Length of Time Served(1)	Principal Occupation During Past Five Years	Number of Portfolios in Fund Complex Overseen by Director	Other Directorships Held By Director
Independent Directors:
William B. Fell c/o Jacob Asset Management 653 Manhattan Beach Blvd. #J, Manhattan Beach, CA 90266 Age: 41	Director	Since 1999	Controller, ABB Inc., Instrumentation Division, since September 2009; General Accounting Manager, ABB Inc., Instrumentation Division, February 2004-September 2009.	3	None

Laura Hatch
U.S. Securities and Exchange Commission
December 28, 2010

Christopher V. Hajinian c/o Jacob Asset Management 653 Manhattan Beach Blvd. #J, Manhattan Beach, CA 90266 Age: 41	Director	Since 1999	Property Management, since 2008; Attorney, Neil A. Morris Associates, P.C., 2006-2007; Attorney, Christopher V. Hajinian, P.C., 2004-2005.	3	None
Jeffrey I. Schwarzschild c/o Jacob Asset Management 653 Manhattan Beach Blvd. #J, Manhattan Beach, CA 90266 Age: 39	Director	Since 1999	Deputy Attorney General, The State of California, since October 2006; Associate attorney, Law Office of Mark E. Merin, April 2003- September 2006.	3	None
Interested Director:
Ryan I. Jacob(2) Jacob Asset Management 653 Manhattan Beach Blvd. #J, Manhattan Beach, CA 90266 Age: 41	Director, President, Chairman of the Board and Chief Executive Officer	Since 1999	Chairman and Chief Executive Officer of the Adviser since 1999; Chief Portfolio Manager of The Internet Fund, Inc. from December 1997 – June 1999; Analyst for Horizon Asset Management, 1994 – August 1998.	3	None
Officers:
Francis J. Alexander(3) Jacob Asset Management 653 Manhattan Beach Blvd. #J, Manhattan Beach, CA 90266 Age: 66	Vice President, Secretary and Treasurer	Since 1999
Member of the Adviser and portfolio manager of the Internet Fund since 1999, Director of the Internet Fund, 1999- October 2003; President, Alexander Capital Management, Inc., 1985-Present; Managing Member, ACMG, LLC (registered investment adviser), October 1999 to December 2003; Director and portfolio manager, 1998 – March 2002, chairman of investment committee, March 1999 – March 2002, Lepereq, de Neuflize & Co. Inc. (financial services company in investment advisory and broker dealer business).
				N/A	N/A
Shane Morris(3) Jacob Asset Management 653 Manhattan Beach Blvd. #J, Manhattan Beach, CA 90266 Age: 33	Chief Compliance Officer and Anti-Money Laundering Compliance Officer	2004-2007 and since July 2008	Operations Manager for the Adviser since July 2008; Writer, Walt Disney Animation Studios, October 2007- July 2008; Operations Manager for the Adviser, February 2002-October 2007.	N/A	N/A
__________________________

(1)	Each Director holds office during the lifetime of the Company, until his termination, or until the election and qualification of his successor.

(2)	Ryan I. Jacob is deemed to be an “interested person” of the Company (as defined in the 1940 Act) because of his affiliation with the Adviser.

(3)	Francis J. Alexander and Shane Morris are related to each other as stepfather and stepson, respectively.

Laura Hatch
U.S. Securities and Exchange Commission
December 28, 2010

Audit Committee.  The Board has established an Audit Committee made up of the Independent Directors.  The function of the Audit Committee is oversight; it is management’s responsibility to maintain appropriate systems for accounting and internal control over financial reporting, and the independent registered public accounting firm’s responsibility to plan and carry out a proper audit.  The Audit Committee  (1) oversees the Company’s accounting and financial reporting policies and practices, its internal control over financial reporting and, as appropriate, inquires into the internal control over financial reporting of certain service providers; (2) oversees the quality and objectivity of the Company’s financial statements and the independent audit thereof; (3) approves, prior to appointment, the engagement of the Company’s independent registered public accounting firm and, in connection therewith, reviews and evaluates the qualifications, independence and performance of the Company’s independent registered public accounting firm; and (4) acts as a liaison between the Company’s independent registered public accounting firm and the full Board.  The Audit Committee is composed of Messrs. Fell, Hajinian and Schwarzschild.  During the fiscal year ended August 31, 2010, the Audit Committee held two meetings.

Oversight of Risk.  The Board oversees risk as part of its general oversight of the Funds.  The Funds are subject to a number of risks, including investment, compliance, financial, operational and valuation risks.  The Company’s officers, the Adviser and other Fund service providers perform risk management as part of the day-to-day operations of the Funds.  The Board recognizes that it is not possible to identify all risks that may affect the Funds, and that it is not possible to develop processes or controls to eliminate all risks and their possible effects.  Risk oversight is addressed as part of various Board and Committee activities, including the following: (1) at regular Board meetings, and on an ad hoc basis as needed, receiving and reviewing reports related to the performance and operations of the Company; (2) reviewing and approving, as applicable, the compliance policies and procedures of the Company, Adviser, principal underwriter, and fund administrator and transfer agent; (3) meeting with investment personnel to review investment strategies, techniques and the processes used to manage related risks; (4) receiving and reviewing reports regarding key service providers; (5) meeting with and receiving reports from the Chief Compliance Officer and other senior officers of the Company and the Adviser regarding the compliance procedures of the Company and its service providers; and (6) meeting with outside counsel to discuss risks related to the Funds’ investments and operations.  The Board may, at any time and in its discretion, change the manner in which it conducts its risk oversight role.

Director’s Qualifications and Experience.  The Board of Directors believes that each of the Directors has the qualifications, experiences, attributes and skills appropriate to continued service as a Director of the Company in light of the Company’s business and structure.  Among the attributes and skills common to all Directors are the ability to review, evaluate and discuss information and proposals provided to them regarding the Funds, the ability to interact effectively with the Adviser and other service providers, and the ability to exercise independent business judgment.  Also, in addition to a demonstrated record of academic, business and professional accomplishment, all of the Directors have served on the Board for a number of years.  In their service to the Company, the Directors have gained substantial insight into the operation of the Company and have demonstrated a commitment to discharging oversight duties as Directors in the interests of shareholders.  Generally, no one factor was decisive in determining that an individual should serve as a Director.   Set forth below is a brief description of the specific experience ad attributes of each Director.  Additional details regarding the background of each Trustee is included in the chart earlier in this section.

Laura Hatch
U.S. Securities and Exchange Commission
December 28, 2010

William B. Fell.  Mr. Fell has served as a Director since the Company was established in 1999, and he serves as the Chairman of the Audit Committee.  Mr. Fell has significant experience in accounting and financial matters as a result of his career as an accountant, accounting manager and controller for a public company.  Christopher V. Hajinian.  Mr. Hajinian has served as a Director since the Company was established in 1999.  Mr. Hajinian is an attorney with significant business experience derived from his work as a lawyer in private practice, and his work in real estate property management.  Jeffrey I. Schwarzschild.  Mr. Schwarzschild has served as a Director since the Company was established in 1999.  He is an accomplished attorney and his work in both the private and public sectors has provided him with significant and diverse professional experience.  As with Mr. Hajinian, Mr. Schwarzschild’s legal training and experience provide him with skills valuable to his fiduciary oversight role with respect to the Funds.

The Board believes that the Trust’s leadership and committee structure is appropriate because it provides a structure for the Board to work effectively with management and service providers and facilitates the exercise of the Board’s independent judgment.  The Board’s leadership structure permits important roles for the President of the Adviser, who serves as Chairman of the Company and oversees the Advisor’s day-to-day management of the Funds.  The independent Directors work closely on all Fund matters, including Audit Committee matters, and have not seen any need to appoint a lead independent Director.  The independent Directors have access to outside counsel, the Chief Compliance Officer and Fund service providers.  The leadership structure of the Board may be changed, at any time and in the discretion of the Board, including in response to changes in circumstances or the characteristics of the Funds.